

September 7, 2023

Roei Golan
Chief Financial Officer
Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street
Tel Aviv 6789159 , Israel

> **Re: Check Point Software Technologies Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 000-28584**

Dear Roei Golan:

We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information
Risk Factors, page 4

1. In future 20-F filings, please include a discussion addressing the risk that the Company may be deemed an investment company, your reliance on Rule 3a-8, and the consequences if you do not comply with the rule's conditions.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology